GREEN RAIN ENERGY HOLDINGS, INC.

8549 Wilshire Blvd., Suite 1216

Beverly Hills, CA 90211

August 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Rain Energy Holdings, Inc. Request for Qualification
Offering Statement on Form 1-A
File No. 024-12568

Ladies and Gentlemen:

Green Rain Energy Holdings, Inc., a Wyoming corporation, respectfully requests that the Securities and Exchange Commission issue a qualification order with regard to the Offering Statement on Form 1-A (File No. 024-12568), as amended, pursuant to Rule 252(g) of the Securities Act of 1933, as amended, for the qualification to be issued as of 5:00 p.m., Eastern time on August 15, 2025, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	President and Chief Executive Officer